News Release TSX-V: PDO 11-02 January 13, 2011

PORTAL ARRANGES PRIVATE PLACEMENT

Portal Resources Ltd. (TSX Venture Exchange–Symbol: PDO) (the “Company”) is pleased to announce that, subject to regulatory approval, it has arranged a non-brokered private placement of up to 4,000,000 units (“Units”) at a price of $0.125 per Unit for gross proceeds of up to $500,000 (the “Private Placement”).  Each Unit will consist of one common share of the Company and one common share purchase warrant (“Warrant”). Each Warrant will be exercisable for one common share of the Company at a price of $0.15 for a period of 12 months from the date of issuance. A 7% finder's fee may be paid in cash on a portion of the Private Placement.

Certain of the Company’s officers and directors will also purchase approximately 40% of the Units sold under the Private Placement.

The proceeds of the financing will be used for general working capital purposes.

Portal Resources Ltd. has offices in both Calgary and Vancouver, Canada and is focused on the exploration, development and exploitation of oil and gas resources in North America. Please refer to the Company’s website at www.portalresources.net for additional information.

ON BEHALF OF PORTAL RESOURCES LTD.

“David Hottman”

President & CEO

“Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.”

For further information contact: Timea Carlsen or David Hottman

Telephone: 604-629-1929 t Facsimile:  604-629-1930 t E-mail: info@portalresources.net

Or visit our website at www.portalresources.net